Confidential Treatment Requested by Vital Images, Inc.

November 13, 2009

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Jason Niethamer, Division of Corporation Finance

Re:	Vital Images, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on March 16, 2009
Forms 8-K Filed February 19, 2009, May 7, 2009 and August 6, 2009
File No. 000-22229

Dear Ms. Collins and Mr. Niethamer:

This letter is being furnished in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2009 to Vital Images, Inc. (the “Company”).  In this letter, we have recited the comments from the staff in bold type and have followed each comment with the Company’s response.  Please note, pursuant to Freedom of Information Act (“FOIA”) Rule 83, the Company is seeking confidential treatment for certain information in this letter which is bolded and marked with brackets.  If you have any questions regarding the request, please contact Peter J. Goepfrich at the Company at the following: via telephone (952) 487-9500; via fax (952) 487-9530.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1.   Business

General

1.              Please provide information responsive to Item 101(c)(1)(xi) of Regulation S-K concerning your research and development activities, which appear to be material to your company, as well as financial information about geographic areas and long-lived assets required by Item 101(d) of Regulation S-K.  With respect to the latter, you may alternatively include a cross-reference to this data in the financial statements.

The Company’s research and development activities are focused on the development of new products and on improvements to existing products.  Research and development expense was $17.1 million, $15.2 million and $13.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.  In response to the Staff’s comment, the Company will include such information in the business section of its future filings including customer-sponsored research activities, if any.

The Company’s export sales and long-lived assets by significant geographic areas are presented in Note 10 of the Consolidated Financial Statements in the Company’s 2008 Annual Report on Form 10-K, listed in Item 15(a)(1) of the Form 10-K.  In response to the Staff’s comment, the Company will include a cross-reference to the financial statements in the business section of its future filings.

Marketing and Distribution, page 6

2.              We note that you depend on Toshiba Medical Systems Corporation for more than 50% of your total revenues.  We note further that while you reference the Marketing and Distribution agreement with Toshiba in this section, you have not included a discussion of the material terms of the agreement in the business section.  Similarly, we did not note a discussion of the material terms of the Toshiba Development Agreement.  Please tell us what consideration you gave to include a discussion of the material terms such as the minimum purchase obligations.

The Company considered the need to disclose specific terms of its agreements with Toshiba Medical Systems Corporation (“Toshiba”) in connection with the preparation of the Form 10-K.  As you have noted, the Company did include the disclosure required by Item 101 of Regulation S-K with respect to the amount of the Company’s revenues generated by the Toshiba relationship.  Beyond the required disclosure of the revenue amounts, the Company does not believe that any other terms of the Toshiba agreements are material to an investor’s understanding of the Company’s business.  Both Toshiba agreements are commercial agreements of a type customary for participants in the Company’s industry.  The Marketing and Distribution Agreement is a typical distribution agreement under which Toshiba sublicenses the Company’s software to end users for a fee and the Technology Development Agreement is a straightforward arrangement whereby Toshiba funds a certain portion of the Company’s technology development costs.  These agreements are filed as exhibits to the Form 10-K and available for public review.  While there is certain information redacted from the versions of these agreements filed as Form 10-K exhibits pursuant to the confidential treatment granted by the SEC on April 15, 2009, the omission of this information is not believed harmful to investors as set forth in the Company’s confidential treatment request dated March 16, 2009.  For example, the financial information omitted from the Toshiba agreements is reflected in the Company’s overall financial results, including to the extent that pricing under the Toshiba agreements impacts overall gross profit.  Furthermore, Toshiba’s minimum obligations to purchase the Company’s products and services under these agreements have not been triggered to date and are not currently expected to be triggered in the future, as Toshiba’s actual purchases have exceeded these minimum obligations.  Therefore, these obligations are not viewed by the Company as material to an understanding of the relationship with Toshiba.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

3.              It appears that your Marketing and Distribution Agreement with Toshiba Medical Systems Corporation dated November 21, 2008 (Exhibit 10.23) includes a minimum purchase commitment that should be disclosed pursuant to Item 303(a)(5) of Regulation S-K.  We note that you have received

[****] = Certain confidential information contained in this document, marked with brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.

confidential treatment for portions of this agreement on April 15, 2009; however, material terms of an agreement upon which you are substantially dependent are required to be disclosed.  Given the significance of the contract to your historical operations, it appears that the minimum purchase commitment provision of the agreement with this principal customer is a known, material commitment that should be disclosed pursuant to Item 303(a)(3) of Regulation S-K.  Please advise as to why you have not disclosed or discussed the material terms of the agreement with Toshiba in the Form10-K.

Please note that the minimum purchase commitment in the Marketing and Distribution Agreement with Toshiba is a commitment of Toshiba and not of the Company.  This commitment results in a minimum inflow of funds that the Company will receive in the future and does not represent any commitment by the Company to make future expenditures.  As a result, this is not an agreement by the Company to purchase goods or services as described in the definition of “purchase obligation” in Item 303(a)(5) of Regulation S-K.  The Company’s rationale for not describing additional terms of the Toshiba agreements within the Business section or Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 10-K is set forth above in the response to Comment 2.

Item 8.  Financial Statements and Supplementary Data

Revenue Recognition page 48

4.              We note that you introduced ViTAL Enterprise in May 2008.  Please describe your methodology for establishing vendor-specific objective evidence (“VSOE”) of fair value for post-contract support included in those arrangements.  If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive.  In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.  Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE.  Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

The Company provides postcontract customer support (“PCS”) as part of every software arrangement.  PCS consists of software support related services and unspecified product upgrades/enhancements on a when-and-if-available basis.  Consistent with paragraph 10 of SOP 97-2, the total fee under an arrangement is allocated to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value (note that the Company recognizes revenue under the residual method under SOP 98-9).

The Company considers both its ViTAL Enterprise PCS renewal rate (which at the low end is [****]% of the software list price) and renewal term (twelve months) to be substantive based on the following:

•                  The initial PCS period (twelve months) is consistent with software industry standards and relatively short compared to the perpetual software license.

•                  The aggregate potential PCS renewal term is longer than the initial PCS period (most of the Company’s customers typically renew several times).

•                  The PCS renewal rate is consistent with software industry practice.

[****] = Certain confidential information contained in this document, marked with brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.

•                 PCS generates significant gross profit for the Company.  Maintenance and services gross margin was 68.9% and 72.2% for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively.

ViTAL Enterprise was introduced in the second quarter of 2008 and ViTAL Enterprise renewals began in mid 2009; therefore, 2009 represented the first period in which the Company was able to perform a broad VSOE analysis of ViTAL Enterprise PCS.

2008 VSOE analysis for ViTAL Enterprise PCS:  VSOE for PCS was primarily determined based on the PCS renewal amount stated in the contract at the time of the software sale (approximately [****]% of the contracts), which ranged from [****]% to [****]% of the software list price.  In the few cases where the PCS renewal amount was not stated in the contract at the time of the software sale (approximately [****]% of the contracts), VSOE was determined to be [****]% of the software list price, because the Company’s standard contract states that, in absence of a stated PCS renewal amount, PCS renewals “shall be provided during each renewal period at the then-prevailing prices charged,” and [****]% of the software list price was the current list price for PCS.

2009 VSOE year to date analysis for ViTAL Enterprise PCS (renewal data through November 6, 2009):  For arrangements where the PCS renewal amount was stated in the contract at the time of the software sale, of those that renewed, [****]% ([****] to date) renewed PCS at the amount stated in the contract at the time of the software sale, which was the amount allocated to PCS at the outset of the arrangement.  For arrangements where no PCS renewal amount was stated in the contract at the time of the software, of those that renewed, [****]% ([****] to date) renewed PCS within [****]% of the amount allocated to PCS at the outset of the arrangement ([****]% of the software list price).

The Company will continue to actively review and assess VSOE for ViTAL Enterprise PCS as the volume of renewals increases.

5.             We note your disclosure on page 3 which indicates that your ViTAL Enterprise solution can be licensed through “capital or subscription pricing.”  Please tell us more about your subscription pricing arrangements and how revenue from these arrangements is recognized.  As part of your response, please tell us how your current revenue recognition policy reflects your accounting for these arrangements.

The Company introduced a subscription license during 2008 and sold its first subscription license in mid-2009.  Because no subscription revenue was recognized during 2008, the Company did not update its revenue recognition policy for subscription licenses in its 2008 financial statements.  While subscription revenue will be immaterial in 2009, the Company will update its revenue recognition policy in its Form 10-K for the Fiscal Year Ended December 31, 2009 to reflect the Company’s accounting for subscription arrangements.

The following is the Company’s disclosure regarding subscription arrangements that will be added to its revenue recognition policy:

“Subscription Arrangements — revenue from subscription arrangements is recognized ratably over the subscription period.  Revenue from subscription arrangements is allocated to license revenue,

[****] = Certain confidential information contained in this document, marked with brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.

maintenance and service revenue, and hardware revenue in a manner consistent with the allocation of revenue for the same elements in non-subscription transactions.”

Item 11.  Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 2, 2009)

Compensation Discussion and Analysis, page 16

6.             You state that you utilized a compensation consultant that benchmarked the compensation of the executives at Vital Images against the compensation paid to similar officers in the peer group and provided recommendations for base salary and bonus percentages.  We also note your disclosure that information provided by the consultant was used a “guideline by the Compensation Committee, but not a determining factor in determining compensation for the Named Executive Officers.”  In your response, please identify the benchmark and confirm that you will disclose this information in future filings as appropriate, or tell us why this disclosure is not warranted.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, available on the SEC website.

The Company’s Compensation Committee benchmarked total direct compensation in 2008 upon achievement of bonus objectives at target to fall between the 40th and 70th percentile levels of total direct compensation provided by the peer group companies, with base salary targeted at approximately the 25th percentile.  The Committee’s objective is to provide total compensation at approximately the 50th percentile relative to the peer group companies, and in 2008 the Committee weighted bonus objectives higher than base salary because of the relative experience of the Company’s Named Executive Officers in their positions.  Based on the relative experience and performance of the Company and executives during 2008 the Committee felt that the benchmarking levels were appropriate.  The Company will include information regarding compensation benchmarking, if used, in future filings.

Forms 8-K Filed February 19, 2009, May 7, 2009 and August 6, 2009

7.             We note your disclosure of “adjusted EBITDA.”  As this non-GAAP measure exclude a number of items that are recurring in nature please tell us how you considered the disclosures in Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.  In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, the limitations of the measures and the manner in which management compensates for these limitations.

In response to the Staff’s comment, the Company reassessed its disclosures of non-GAAP information relative to the disclosures in Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures and Item 10(e)(1)(i)(C) and (D) of Regulation S-K; and, as a result, the Company will further enhance its disclosures of non-GAAP information in future filings.

The following is the Company’s revised disclosure regarding Non-GAAP measures:

[****] = Certain confidential information contained in this document, marked with brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.

“To supplement the Company’s condensed consolidated financial statements presented on a GAAP basis, the Company uses adjusted EBITDA (a non-GAAP measure), which excludes certain items presented under GAAP.  The Company uses adjusted EBITDA to develop budgets, to assess its operating performance, to increase comparability among different periods and to serve as a measurement for incentive compensation.  The Company uses adjusted EBITDA even though it is not probable that the financial impact of excluded amounts will be immaterial in the future.  Additionally, amounts excluded from adjusted EBITDA are managed by and are the responsibility of the Company’s management.  The Company believes that adjusted EBITDA is useful to investors because it provides supplemental information that allows investors to review the Company’s results of operations from the same perspective as management and the Company’s Board of Directors.

The method the Company uses to produce non-GAAP measures is not in accordance with GAAP and may not be computed the same as similarly titled measures used by other companies.  These non-GAAP results should not be considered in isolation or regarded as a substitute for corresponding GAAP measures but instead should be utilized as a supplemental measure of operating performance in evaluating the Company’s business.  Non-GAAP measures do have limitations in that they do not reflect certain items that may have a material impact upon the Company’s reported financial results. As such, these non-GAAP measures should be viewed in conjunction with both the Company’s financial statements prepared in accordance with GAAP and the reconciliation of the supplemental non-GAAP financial measures to the comparable GAAP measure.”

*****

In connection with the Company’s response, the Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with this letter, please feel free to contact me.

Sincerely,

Peter J. Goepfrich

Chief Financial Officer

cc:	Michael H. Carrel, President and Chief Executive Officer, Vital Images, Inc.
Sven A. Wehrwein, Chair of Audit Committee, Vital Images, Inc.
W. Morgan Burns, Faegre & Benson LLP
Thomas E. Linder, PricewaterhouseCoopers LLP

[****] = Certain confidential information contained in this document, marked with brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.